1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement dated December 16, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 17, 2003	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the Shareholders have, at the EGM of the Company held on December 15, 2003, passed all of the resolutions set out in the notice convening the EGM contained in the shareholders’ circular of the Company dated October 27, 2003.

Completion of the Acquisition is expected to take place on December 31, 2003.

Introduction

Reference is made to the shareholders’ circular dated October 27, 2003 issued by the Company (the “Circular”). Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Circular.

Resolutions Passed at the Extraordinary General Meeting

The Board is pleased to announce that the resolutions set out in the notice convening the EGM contained in the Circular approving the Acquisition, the terms of the prospective connected transactions set out in sections 10.1(b) (in relation to the interconnection agreement), 10.2(a), 10.2(e) and 10.2(f) as described in the section “Letter from the Chairman” of the Circular (the “Connected Transactions”) together with the Combined Group’s relevant upper limits were duly passed at the EGM by the Independent Shareholders in accordance with the Articles of Association of the Company and the Hong Kong Listing Rules on December 15, 2003. The special resolution approving the amendment of Article 13 of the Articles of Association with respect to the service areas of the Company was also duly passed by the Shareholders in accordance with the Articles of Association of the Company on December 15, 2003.

Completion of the Acquisition

The Board anticipates that the completion of the Acquisition will take place on December 31, 2003. Consistent with the Company’s original intention of the use of proceeds raised from the Company’s Global Offering in 2002, an entire 30% of the net proceeds raised from the Global Offering will be used, with other internal cash resources, to finance the initial consideration of the Acquisition.

By Order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Beijing, December 15, 2003